UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
 (Amendment No. 15)*
Nu Skin Enterprises, Inc.
 (Name of Issuer)
Class A Common Stock
 (Title of Class of Securities)
67018T-10-5
 (CUSIP Number)
December 31, 2012
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 67018T-10-5	13G/A	Page 1 of 6

1	NAMES OF REPORTING PERSON(S). I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY).
Blake M. Roney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (SEE INSTRUCTIONS) (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Blake M. Roney: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
Blake M. Roney: 50,000**SEE ITEM 4
	6	SHARED VOTING POWER
Blake M. Roney: 2,525,903**SEE ITEM 4
	7	SOLE DISPOSITIVE POWER
Blake M. Roney: 50,000**SEE ITEM 4
	8	SHARED DISPOSITIVE POWER
Blake M. Roney: 2,525,903**SEE ITEM 4
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Blake M. Roney: 2,575,903**SEE ITEM 4
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Blake M. Roney: 4.4%**SEE ITEM 4
12	TYPE OF REPORTING PERSON(S) (SEE INSTRUCTIONS)
Blake M. Roney: IN

CUSIP No. 67018T-10-5	13G/A	Page 2 of 6

1	NAMES OF REPORTING PERSON(S). I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY).
Nancy L. Roney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (SEE INSTRUCTIONS) (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nancy L. Roney: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
Nancy L. Roney: 0**SEE ITEM 4
	6	SHARED VOTING POWER
Nancy L. Roney: 2,525,903**SEE ITEM 4
	7	SOLE DISPOSITIVE POWER
Nancy L. Roney: 0**SEE ITEM 4
	8	SHARED DISPOSITIVE POWER
Nancy L. Roney: 2,525,903**SEE ITEM 4
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Nancy L. Roney: 2,525,903**SEE ITEM 4
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Nancy L. Roney: 4.3%**SEE ITEM 4
12	TYPE OF REPORTING PERSON(S) (SEE INSTRUCTIONS)
Nancy L. Roney: IN

CUSIP No. 67018T-10-5	13G/A	Page 3 of 6

Item 1                             (a)            Name of Issuer:

The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").
(b)            Address of Issuer's Principal Executive Offices:

The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.
Item 2                             (a)            Name of Person Filing:

This report is being filed by Blake M. Roney and Nancy L. Roney (referred to individually by name and referred to collectively as the "Reporting Persons").

(b)            Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons' principal business office is 75 West Center Street, Provo, Utah 84601.

(c)            Citizenship:

The Reporting Persons are both citizens of the United States of America.

(d)            Title of Class of Securities:

This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

(e)            CUSIP Number:

The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3                            Not applicable.
Item 4              Ownership.
Blake M. Roney:
(a)
Mr. Roney beneficially owns or may be deemed to beneficially own 2,575,903 shares of Class A Common Stock. 2,400,458 shares of Class A Common Stock are held by a limited liability company owned entirely by the Reporting Persons.  Mr. Roney is co-manager of the limited liability company and has shared voting and investment power with respect to all shares held by the limited liability company. 50,000 shares of Class A Common Stock may be acquired by Mr. Roney pursuant to nonqualified stock options that were exercisable as of December 31, 2012 or that have or will become exercisable within 60 days after December 31, 2012. The filing of the above statement shall not be construed as an admission that Mr. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of 125,445 shares of Class A Common Stock held indirectly by Mr. Roney as co-trustee, with respect to which he shares voting and investment power, which were included in the 2,575,903 shares of Common Stock referenced above.

CUSIP No. 67018T-10-5	13G/A	Page 4 of 6

(b)	Mr. Roney beneficially owns or may be deemed to beneficially own 2,575,903 shares of Class A Common Stock which would constitute 4.4% of the number of shares of then outstanding Class A Common Stock.
(c)	(i)	Mr. Roney has sole power to vote or direct the vote of 50,000 shares of Class A Common Stock that may be acquired by Mr. Roney pursuant to nonqualified stock options..
(ii)	Mr. Roney has shared power to vote or direct the vote of 2,525,903 shares of Class A Common Stock as follows: 2,400,458 shares of Class A Common Stock are held indirectly by Mr. Roney as co-manager of a limited liability company; and 125,445 shares of Class A Common Stock held indirectly by Mr. Roney as co-trustee, for which Mr. Roney disclaims beneficial ownership.
(iii)	Mr. Roney has sole power to dispose or direct the disposition of 50,000 shares of Class A Common Stock that may be acquired by Mr. Roney pursuant to nonqualified stock options
(iv)	Mr. Roney has shared power to dispose or direct the disposition of 2,525,903 shares of Class A Common Stock as follows: 2,400,458 shares of Class A Common Stock are held indirectly by Mr. Roney as co-manager of a limited liability company; and 125,445 shares of Class A Common Stock held indirectly by Mr. Roney as co-trustee, for which Mr. Roney disclaims beneficial ownership.
Nancy L. Roney:
(a)	Mrs. Roney beneficially owns or may be deemed to beneficially own 2,525,903 shares of Class A Common Stock. 2,400,458 shares of Class A Common Stock are held by a limited liability company owned entirely by the Reporting Persons. Mrs. Roney is co-manager of the limited liability company and has shared voting and investment power with respect to all shares held by the limited liability company. The filing of the above statement shall not be construed as an admission that Mrs. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 2,525,903 shares of Common Stock referenced above: 125,445 shares of Class A Common Stock held indirectly by Mrs. Roney as co-trustee, with respect to which she shares voting and investment power.

CUSIP No. 67018T-10-5	13G/A	Page 5 of 6

(b)	Mrs. Roney beneficially owns or may be deemed to beneficially own 2,525,903 shares of Class A Common Stock which would constitute 4.3% of the number of shares of then outstanding Class A Common Stock.
(c)	(i) Mrs. Roney does not have sole power to vote or direct the vote of any shares of Class A Common Stock.
(ii)	Mrs. Roney has shared power to vote or direct the vote of 2,525,903 shares of Class A Common Stock as follows: 2,400,458 shares of Class A Common Stock are held indirectly by Mrs. Roney as co-manager of a limited liability company, and 125,445 shares of Class A Common Stock held indirectly by Mrs. Roney as co-trustee, for which Mrs. Roney disclaims beneficial ownership.
(iii)               Mrs. Roney does not have sole power to dispose or direct the disposition of any shares of Class A Common Stock.
(iv)	Mrs. Roney has shared power to dispose or direct the disposition of 2,525,903 shares of Class A Common Stock as follows: 2,400,458 shares of Class A Common Stock are held indirectly by Mrs. Roney as co-manager of a limited liability company, and 125,445 shares of Class A Common Stock held indirectly by Mrs. Roney as co-trustee, for which Mrs. Roney disclaims beneficial ownership.
Item 5                          Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6                          Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8                          Identification and classification of Members of the Group.
Not applicable.
Item 9                          Notice of Dissolution of Group.
Not applicable.
Item 10                        Certification.
Not applicable.

CUSIP No. 67018T-10-5	13G/A	Page 6 of 6

SIGNATURES
The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Blake M. Roney
By: Blake M. Roney
Dated: February 14, 2013

/s/ Nancy L. Roney
By: Nancy L. Roney
Dated: February 14, 2013